

<u>PRESS RELEASE</u>

Milan, 7 November 2002 – Telecom Italia wishes to clarify that the proposed distribution of reserves as approved by the Board of Directors at today's meeting implies a dividend payout to shareholders calculated on the basis of the sum of 0.1357 euros, multiplied by the number of ordinary and savings shares held (in other words, excluding the company's own shares in its possession) on the payment date.

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